SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KOREA EQUITY FUND, INC.
(Name of Subject Company (Issuer))
KOREA EQUITY FUND, INC.
(Name of Filing Person (Officer/Issuer))

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

50063B104
(Cusip Number of Class of Securities)

Neil Daniele
Secretary and Chief Compliance Officer
Korea Equity Fund, Inc.
Two World Financial Center, Building B
New York, NY 10281
Telephone: (800) 833-0018
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of filing persons)

with a copy to:

John A. MacKinnon, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
Telephone: 212-839-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	News Release, dated August 17, 2010.